Filed Pursuant to Rule 424(b)(3)

Registration No. 333-272094

PROSPECTUS

Oblong, Inc.

6,550 SHARES OF SERIES F CONVERTIBLE PREFERRED STOCK

32,750 SHARES OF Series f Convertible Preferred Stock underlying Warrants to purchase Series f Convertible Preferred Stock

12,000,000 SHARES OF COMMON STOCK UNDERLYING SUCH SERIES F CONVERTIBLE PREFERRED STOCK

The selling stockholders identified in this prospectus (the “Selling Stockholders”) may, from time to time, offer and resell under this prospectus up to:

●	6,550 shares (the “Preferred Shares”) of our newly designated Series F convertible preferred stock, $0.0001 par value per share (the “Series F Preferred Stock”);

●	32,750 shares of Series F Preferred Stock (the “Warrant Preferred Shares”) issuable upon exercise of preferred warrants (the “Preferred Warrants”); and

●	12,000,000 shares of our common stock, par value $0.0001 per share (“common stock”), issuable upon the conversion of the Series F Preferred Stock.

The Preferred Shares and Preferred Warrants were acquired by the selling stockholders under the Securities Purchase Agreement (the “Purchase Agreement”), dated March 30, 2023, by and among the Company and the investors listed therein (the “Investors”). In addition to the Preferred Shares and the Preferred Warrants, we also sold warrants exercisable to acquire shares of our common stock (the “Common Warrants,” and, together with the Preferred Warrants, the “Warrants”). The shares of common stock issuable upon the conversion of the Preferred Shares and upon the exercise of the Warrant Preferred Shares are herein referred to as “Conversion Shares” and the shares of common stock issuable upon the exercise of the Common Warrants are herein referred to as “Warrant Shares.”

We are registering the resale of the Preferred Shares, Warrant Preferred Shares and 12,000,000 Conversion Shares issuable upon the conversion of the Series F Preferred Stock covered by this prospectus as required by the Registration Rights Agreement, dated March 30, 2023, by and among the Company and the Investors, as amended or waived (the “Registration Rights Agreement”). We will register the remaining Conversion Shares and the Warrant Shares pursuant to a registration statement or registration statements to be filed at a later date. The selling stockholders will receive all of the proceeds from any sales of the shares offered hereby. We will not receive any of the proceeds, but we will incur expenses in connection with the offering. To the extent the Preferred Warrants are exercised for cash, if at all, we will receive the exercise price of the Preferred Warrants.

The selling stockholders may sell these shares through public or private transactions at market prices prevailing at the time of sale or at negotiated prices. The timing and amount of any sale are within the sole discretion of the selling stockholders. Our registration of the Preferred Shares, Warrant Preferred Shares and Conversion Shares covered by this prospectus does not mean that the selling stockholders will offer or sell any of the shares. For further information regarding the possible methods by which the Preferred Shares, Warrant Preferred Shares and Conversion Shares may be distributed, see “Plan of Distribution” beginning on page 17 of this prospectus.

Our common stock is listed on the Nasdaq Capital Market under the symbol “OBLG”. On June 16, 2023, the last reported sale price of our common stock on the Nasdaq Capital Market was $1.48 per share. There is no established trading market for the Series F Preferred Stock and we do not expect a market to develop. The Preferred Shares will not be listed or quoted for trading on any market or exchange.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” on page 6 of this prospectus, and under similar headings in the other documents that are incorporated by reference into this prospectus, each of which describes specific risks and other information that should be considered before you make an investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 20, 2023.

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ABOUT THIS PROSPECTUS

Unless the context requires otherwise or unless otherwise noted, all references in this prospectus to “our company,” “we,” “our,” “Oblong” and “us” refer to Oblong, Inc. and its subsidiaries, and all references to the “Selling Stockholders” refer to those selling stockholders identified in this prospectus. Also, any reference to “common share” or “common stock” refers to our common stock, $0.0001 par value per share.

This prospectus is part of a registration statement on Form S-3 that we filed with the U.S. Securities and Exchange Commission (the “SEC”), utilizing a “shelf” registration process. Under this shelf registration process, the Selling Stockholders identified herein may sell or otherwise dispose of up to an aggregate of up to 39,300 shares of our Series F Preferred Stock, including upon exercise of the Preferred Warrants and of up to 12,000,000 shares of our common stock issuable to them upon the conversion of the Series F Preferred Stock.

We urge you to read carefully this prospectus (as supplemented and amended), together with the information incorporated herein by reference as described under the heading “Where You Can Find More Information” before deciding whether to invest in any of the common stock being offered hereby. This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference should be made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the section entitled “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different information, you should not rely on it. Neither we nor the selling stockholders are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus and the documents incorporated by reference herein and therein are accurate only as of the date such information is presented or in any applicable prospectus supplement. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date.

This prospectus may be supplemented from time to time to add, update or change information in this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in such prospectus supplement modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so superseded will be deemed not to constitute a part of this prospectus.

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OBLONG, INC.

This summary description about us and our business highlights selected information contained elsewhere in this prospectus or incorporated by reference into this prospectus.  It does not contain all the information you should consider before investing in our securities.  Important information is incorporated by reference into this prospectus.  To understand this offering fully, you should read carefully the entire prospectus, including “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” together with the additional information described under “Information Incorporated by Reference.”

Overview

We are a provider of patented multi-stream collaboration products and managed services for video collaboration and network solutions.

Mezzanine™ Product Offerings

Our flagship product is called Mezzanine™, a family of turn-key products that enable dynamic and immersive visual collaboration across multi-users, multi-screens, multi-devices, and multi-locations. Mezzanine™ allows multiple people to share, control and arrange content simultaneously, from any location, enabling all participants to see the same content in its entirety at the same time in identical formats, resulting in dramatic enhancements to both in-room and virtual videoconference presentations. Applications include video telepresence, laptop and application sharing, whiteboard sharing and slides. Spatial input allows content to be spread across screens, spanning different walls, scalable to an arbitrary number of displays and interaction with our proprietary wand device. Mezzanine™ substantially enhances day-to-day virtual meetings with technology that accelerates decision making, improves communication, and increases productivity. Mezzanine™ scales up to support the most immersive and commanding innovation centers; across to link labs, conference spaces, and situation rooms; and down for the smallest work groups. Mezzanine’s digital collaboration platform can be sold as delivered systems in various configurations for small teams to total immersion experiences. The family includes the 200 Series (two display screen), 300 Series (three screen), and 600 Series (six screen). We also sell maintenance and support contracts related to Mezzanine™.

On March 11, 2020, the World Health Organization (“WHO”) announced that infections of the novel Coronavirus (COVID-19) had become pandemic, and on March 13, 2020, the U.S. President announced a National Emergency relating to the disease. In May 2023, the WHO declared COVID-19 over as a global health emergency. Customers generally use our Mezzanine™ products in traditional office and operating center environments such as conference rooms or other presentation spaces. Revenue declines for our Collaboration Products business are primarily attributable to the aftermath of the COVID-19 pandemic on our existing and target customers as they continue to evaluate behavioral changes in how and when employees choose to work from traditional office environments, resulting in delayed buying decisions for our Collaboration Products. Continuation of the ongoing effects of the COVID-19 pandemic could cause further disruptions to our operations and the operations of our customers, suppliers and logistics partners and could significantly adversely affect our near-term and long-term revenues, earnings, liquidity and cash flows.

Managed Services for Video Collaboration

We provide a range of managed services for video collaboration, from automated to orchestrated, to simplify the user experience in an effort to drive adoption of video collaboration throughout our customers’ enterprise. We deliver our services through a hybrid service platform or as a service layer on top of our customers’ video infrastructure. We provide our customers with (i) managed videoconferencing, where we set up and manage customer videoconferences and (ii) remote service management, where we provide 24/7 support and management of customer video environments.

Managed Services for Network

We provide our customers with network solutions that ensure reliable, high-quality and secure traffic of video, data and internet. Network services are offered to our customers on a subscription basis. Our network services business carries variable costs associated with the purchasing and reselling of this connectivity.

Private Placement of Preferred Shares and Warrants

On March 30, 2023, we entered into the Purchase Agreement with certain accredited investors, pursuant to which we issued and sold, in a private placement (the “Private Placement”), an aggregate of (i) 6,550 Preferred Shares, (ii) Preferred Warrants to acquire up to 32,750 Warrant Preferred Shares and (iii) Common Warrants to acquire up to 3,830,413 shares of common stock, all in exchange for gross proceeds of approximately $6.4 million. The terms of the Preferred Shares are as set forth in the Certificate of Designations of Series F Preferred Stock of Oblong, Inc. (the “Certificate of Designations”), which was filed and became effective with the Secretary of State of the State of Delaware on March 31, 2023. The Preferred Warrants are immediately exercisable and expire three years from issuance and the Common Warrants are exercisable six months and one day after issuance (the “Initial Exercisability Date”) and expire five years from the Initial Exercisability Date.

In connection with the Private Placement, we entered into the Registration Rights Agreement, as amended by those certain waivers and amendments dated April 14, 2023 and May 18, 2023, respectively, pursuant to which we are obligated, among other things, to file this initial registration statement (the “Initial Registration Statement”) with the SEC no later than June 2, 2023, the tenth Business Day after the Stockholder Approval Date (as defined in the Purchase Agreement), registering for the resale by the selling stockholders of the Preferred Shares, the Warrant Preferred Shares, the Warrant Shares and the Conversion Shares, provided that in the Initial Registration Statement with respect to the Preferred Shares, the Warrant Preferred Shares and the Conversion Shares, we are only required to register (i) an amount of Series F Preferred Stock equal to 100% of the sum of (w) the shares of Series F Preferred Stock outstanding and (x) the maximum number of shares of Series F Preferred Stock issuable upon exercise of the Preferred Warrants outstanding, and (ii) 12,000,000 Conversion Shares issuable upon conversion of the Preferred Shares outstanding, subject to certain assumptions set forth in the Registration Rights Agreement. We also agreed to use our best efforts to have the registration statement declared effective by the earlier of September 15, 2023, 120 days after the Stockholder Approval Date or, if we are notified by the SEC that this registration statement will not be reviewed or will not be subject to further review, upon the second business day after such notice by the SEC. We will also use our best efforts to maintain the registration effective until the earlier of (x) the date on which the selling stockholders may sell their Conversion Shares or Warrant Shares without restriction pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), and (y) the date on which the selling stockholders no longer hold any Conversion Shares or Warrant Shares. Additionally, unless waived, accelerated or delayed by certain holders of the securities issued in the Private Placement, the Company will be required to file a second resale registration statement (the “Second Registration Statement”) no later than August 16, 2023, the 90th day following the Stockholder Approval Date covering the resale of, to the extent not covered by the Initial Registration Statement, (i) 100% of the sum of (x) the Preferred Shares outstanding as of such date and (y) the maximum number of the Series F Preferred Stock issuable upon exercise of the Preferred Warrants outstanding as of such date, (ii) 100% of the maximum number of Warrant Shares issuable upon exercise of the Common Warrants (without taking in to account any limitations on exercise set forth therein) and (iii) 100% of the maximum number of Conversion Shares issuable upon conversion of the Preferred Shares, subject to certain assumptions set forth in the Registration Rights Agreement.

On April 14, 2023, the Required Holders (as defined in the Purchase Agreement) waived certain terms of the Transaction Documents, including the requirement to authorize, reserve and register shares of the Company’s common stock in an amount more than currently authorized and available, and extended the deadline for the Company’s filing of resale registration statements.

On May 18, 2023, the Required Holders (as defined in the Purchase Agreement) amended the Registration Rights Agreement to provide that the Company is required to register on the Initial Registration Statement (i) an amount of Series F Preferred Stock equal to 100% of the sum of (w) the shares of Series F Preferred Stock outstanding and (x) the maximum number of shares of Series F Preferred Stock issuable upon exercise of the Preferred Warrants outstanding, and (ii) 12,000,000 Conversion Shares issuable upon conversion of the Preferred Shares outstanding, subject to certain assumptions set forth in the Registration Rights Agreement.

Preferred Shares

The terms of the Preferred Shares are as set forth in the Certificate of Designations which was filed with and became effective with the Secretary of State for the State of Delaware on March 30, 2023. The Certificate of Designations was filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the SEC on April 3, 2023, and is incorporated herein by reference.

The Preferred Shares are convertible into fully paid and non-assessable shares of the Company’s common stock at the election of the holder at any time at an initial conversion price of $1.71 (the “Conversion Price”). The holders of the Preferred Shares may also elect to convert their Preferred Shares at an alternative conversion price equal to the lower of (i) 80% of the applicable Conversion Price as in effect on the date of the conversion, (ii) 80% of the closing price on the trading day immediately preceding the delivery of the conversion notice, and (iii) the greater of (a) the Floor Price (as defined in the Certificate of Designations) and (b) the quotient of (x) the sum of the five lowest Closing Bid Prices (as defined in the Certificate of Designations) for trading days in the 30 consecutive trading day period ending and including the trading day immediately preceding the delivery of the applicable Conversion Notice, divided by (y) five.

The holders of the Preferred Shares are entitled to dividends of 9% per annum, which is payable in arrears quarterly. The initial stated value of the Preferred Shares is $1,000 (the “Stated Value”). Accrued dividends may be paid, at our option, in cash and if not paid, shall increase the Stated Value of the Preferred Shares. Upon the occurrence and during the continuance of a Triggering Event (as defined in the Certificate of Designations), the Preferred Shares will accrue dividends at the rate of 20% per annum (the “Default Rate”). Additionally, the Default Rate will be triggered in the event that the Company is prohibited from issuing shares of common stock to a buyer upon any conversion due to the failure by the Company to have sufficient shares of common stock available out of the authorized but unissued shares of common stock until such time as the Company cures the authorized share failure. The Preferred Shares have no voting rights, other than with respect to certain matters affecting the rights of the Preferred Shares. On matters with respect to which the holders of the Preferred Shares have a right to vote, holders of the Preferred Shares will have voting rights on an as-converted basis to common stock.

Our ability to settle conversions is subject to certain limitations set forth in the Certificate of Designations and our ability to settle exercise of the Warrants is subject to certain limitations. Further, the Certificate of Designations contains a certain beneficial ownership limitation after giving effect to the issuance of shares of common stock issuable upon conversion of the Preferred Shares.

The Certificate of Designations includes certain Triggering Events (as defined in the Certificate of Designations), including, among other things, (i) the failure to file and maintain an effective registration statement covering the sale of the holder’s securities registrable pursuant to the Registration Rights Agreement, (ii) the failure to pay any amounts due to the holders of the Preferred Shares when due, and (iii) if Peter Holst ceases to be the chief executive officer of the Company other than because of his death and a qualified replacement, reasonably acceptable to a majority of the holders of the Preferred Shares, is not appointed within thirty (30) business days. In connection with a Triggering Event, the Default Rate is triggered.

We are subject to certain affirmative and negative covenants regarding the incurrence of indebtedness, acquisition transactions, the existence of liens, the repayment of indebtedness, the payment of cash in respect of dividends (other than dividends pursuant to the Certificate of Designations), maintenance of properties and restriction on the transfer of assets, among other matters.

Warrants

Preferred Warrants

The Preferred Warrants are immediately exercisable for shares of our Series F Preferred Stock at an exercise price of $975. The exercise price is subject to customary adjustments for stock dividends, stock combinations, stock splits, recapitalizations and the like, and subject to price-based adjustment, on a full ratchet basis, in the event of any issuances of common stock, or securities convertible, exercisable or exchangeable for common stock, at a price below the then-applicable exercise price (subject to certain exceptions). The Preferred Warrants expire three years from the date of issuance and are exercisable for cash. Under the terms of the Preferred Warrant, the Company is restricted from entering into a merger, business combination, sale of all or substantially all of its assets or similar transaction (“Fundamental Transaction”) unless the successor entity is a publicly traded company and assumes all of the Company’s obligations under the Transaction Documents (as defined in the Purchase Agreement). In the event of a Fundamental Transaction, the Company or its successor entity, at their sole option, may purchase the Preferred Warrants by paying to the warrantholders an amount of cash (subject to certain exceptions) equal to the Black Scholes Value (as defined in the Preferred Warrant) of the remaining unexercised portion of the Warrants on the date of consummation of the Fundamental Transaction, provided, however, that, if the Fundamental Transaction is not within the Company’s control, the holder shall only be entitled to receive from the Company or any successor entity the same type of consideration which the holder would have been entitled to receive upon the happening of the applicable Fundamental Transaction had the Preferred Warrant been completely exercised (and the underlying Warrant Preferred Shares completely converted) immediately prior to the applicable Fundamental Transaction, at the Black Scholes Value of the unexercised portion of the Warrant, that is being offered and paid to the holders of common stock of the Company in connection with the Fundamental Transaction. Notwithstanding the foregoing, any payment of cash in accordance with the foregoing shall not be permitted to be made from the Company’s cash balance upon the date of the consummation of the Fundamental Transaction and may only be paid by the successor entity or from the proceeds of a capital raise that would be accounted for as permanent equity on either the Company’s or successor entity’s balance sheet.

Common Warrants

The Common Warrants are exercisable for shares of common stock at an exercise price of $1.71 per share, beginning on or after the sixth month and one day anniversary after the issuance date and expiring five and a half years after the date of issuance. The exercise price is subject to customary adjustments for stock dividends, stock combinations, stock splits, recapitalizations and the like, and subject to price-based adjustment, on a full ratchet basis, in the event of any issuances of common stock, or securities convertible, exercisable or exchangeable for common stock, at a price below the then-applicable exercise price (subject to certain exceptions). The Common Warrants are exercisable for cash, provided that if there is no effective registration statement available permitting the resale of the Warrant Common Shares, the Common Warrants may be exercised on a cashless basis. Under the terms of the Common Warrant, the Company is restricted from entering into a Fundamental Transaction unless the successor entity is a publicly traded company and assumes all of the Company’s obligations under the Transaction Documents. In the event of a Fundamental Transaction, the Company or its successor entity, at their sole option, may purchase the Common Warrants by paying to the warrantholders an amount of cash (subject to certain exceptions) equal to the Black Scholes Value (as defined in the Common Warrant) of the remaining unexercised portion of the Warrants on the date of consummation of the Fundamental Transaction, provided, however, that, if the Fundamental Transaction is not within the Company’s control, the holder shall only be entitled to receive from the Company or any successor entity the same type of consideration which the holder would have been entitled to receive upon the happening of the applicable Fundamental Transaction had the Common Warrant been completely exercised immediately prior to the applicable Fundamental Transaction, at the Black Scholes Value of the unexercised portion of the Warrant, that is being offered and paid to the holders of common stock of the Company in connection with the Fundamental Transaction. Notwithstanding the foregoing, any payment of cash in accordance with the foregoing shall not be permitted to be made from the Company’s cash balance upon the date of the consummation of the Fundamental Transaction and may only be paid by the successor entity or from the proceeds of a capital raise that would be accounted for as permanent equity on either the Company’s or successor entity’s balance sheet.

Special Meeting of Stockholders

On May 18, 2023, we held a special meeting of the stockholders of the Company in order for the shareholders of the Company to vote on a proposal to approve the issuance of shares of our common stock underlying shares of convertible preferred stock and warrants issued in connection with the Private Placement. The vote was sought to comply with Nasdaq Listing Rule 5635(d), which requires a shareholder approval of the issuance of our common stock in an amount equal to 20% or more of our common stock in a private placement. The proposal to approve the issuance was passed by 95% of the stockholders voting at the meeting at which a quorum was present.

Risks Associated with Our Business

Our business and our ability to implement our business strategy are subject to numerous risks, as more fully described in the section entitled “Risk Factors” in this prospectus and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Annual Report”) and in our Quarterly Report on Form 10-Q for the period ended March 31, 2023 (the “Quarterly Report”), incorporated herein by reference. You should read these risks before you invest in our securities. We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy.

Corporate Information

Oblong was formed as a Delaware corporation in May 2000. Our principal executive offices are located at 25587 Conifer Road, Suite 105-231, Conifer, Colorado, 80433 and our telephone number is (303) 640-3838. Our web site address is www.oblong.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus.

THE OFFERING

Shares of Common Stock that May be Offered by the Selling Stockholders	Up to an aggregate of 12,000,000 shares of common stock, which are issuable to selling stockholders pursuant to the terms of the Series F Preferred Stock.

Preferred Shares that May be Offered by the Selling Stockholders	Up to an aggregate of 39,300 shares of Series F Preferred Stock, which are issuable to such selling stockholders pursuant to the terms of the Purchase Agreement and the Preferred Warrants. In accordance with the terms of the Registration Rights Agreement with the holders of the Preferred Shares and the Preferred Warrants, the 39,300 shares of Series F Preferred Stock reflects the sum of 100% of the sum of the Preferred Shares and the maximum number of Warrant Preferred Shares.

Use of Proceeds	We will not receive any proceeds from the sale of the Conversion Shares and Warrant Preferred Shares by the selling stockholders. However, if all of the Preferred Warrants were exercised for cash, we would receive gross proceeds of approximately $31.9 million. We currently intend to use such proceeds for general corporate purposes.

Offering Price	The selling stockholders may sell all or a portion of their shares through public or private transactions at prevailing market prices or at privately negotiated prices.

Nasdaq Capital Market Symbol	“OBLG”

Risk Factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” included in this prospectus and beginning on page 6 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, and beginning on page 24 of our Quarterly Report on Form 10-Q for the period ended March 31, 2023 incorporated by reference herein, and any other risk factors described in the documents incorporated by reference herein, for a discussion of certain factors to consider carefully before deciding to invest in our common stock.

Throughout this prospectus, when we refer to the shares of our common stock being registered on behalf of the selling stockholders for offer and sale, we are referring to the Conversion Shares, as described under “The Offering” and “Selling Stockholders.” When we refer to the selling stockholders in this prospectus, we are referring to the selling stockholders identified in this prospectus and, as applicable, their donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully review the risks and uncertainties described below, as well as the other information contained or incorporated by reference in this prospectus, including information in our most recent Annual Report on Form 10-K, as revised or supplemented by our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC since the filing of our most recent Annual Report on Form 10-K, each of which are on file with the SEC and are incorporated by reference in this prospectus. The occurrence of any of these risks might cause you to lose all or part of your investment in the offered securities. The risks described below are not the only ones facing our company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business or results of operations in the future. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment in the securities offered by the selling stockholders hereby.

The issuance of the securities in this Private Placement significantly diluted the ownership interest of the existing holders of our common stock, and the market price of our common stock will likely decline significantly as a result of sales of such securities into the public market by the selling stockholders and subsequent investors or the perception that such sales may occur.

Our existing holders of common stock have been significantly diluted by the issuance of the securities in the Private Placement. Our public float was significantly increased and the market price of our common stock could decline significantly as a result of subsequent sales of the shares of common stock issued in the Private Placement, which could occur at any time, or the perception that such sales may occur.

In addition, the exercise price or conversion price of these securities may be at prices below the current and/or then trading prices of shares of our common stock or at prices below the price at which our existing shareholders purchased our common stock. The selling stockholders may potentially make a significant profit with the resale of the securities depending on the trading price of our securities at the time of a sale and the purchase price of such securities by them. While the selling stockholders may experience a positive rate of return based on the trading price of our securities, the existing holders of our common stock may not experience a similar rate of return on the shares of common stock they purchased due to differences in the applicable purchase price and trading price.

You will have no voting rights with respect to the Series F Preferred Stock except under limited circumstances.

You will have no voting rights with respect to the Series F Preferred Stock, except with respect to certain amendments to the terms of the Series F Preferred Stock and in certain other limited circumstances and except as specifically required by Delaware corporate law or by our certificate of incorporation. You will have no right to vote for any members of our board of directors.

The Series F Preferred Stock will rank junior to all of our and our subsidiaries’ consolidated liabilities.

In the event of a bankruptcy, liquidation, dissolution or winding up, our assets will be available to pay obligations on the Series F Preferred Stock only after all of our consolidated liabilities have been paid. In addition, the Series F Preferred Stock will rank structurally junior to all existing and future liabilities of our subsidiaries. Your rights to participate in the assets of our subsidiaries upon any bankruptcy, liquidation, dissolution or winding up of any subsidiary will rank junior to the prior claims of that subsidiary’s creditors. In the event of a bankruptcy, liquidation, dissolution or winding up, there may not be sufficient assets remaining, after paying our and our subsidiaries’ liabilities, to pay amounts due on any or all of the Series F Preferred Stock then outstanding.

Our certificate of incorporation authorizes our board of directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from our shareholders. Any preferred stock that is issued will rank ahead of our common stock in terms of dividends and liquidation rights. If we issue preferred stock, it may adversely affect the market price of our common stock. Our board of directors also has the power, without shareholder approval, subject to applicable law, to set the terms of any such series of preferred stock that may be issued, including voting rights, dividend rights and preferences over our common stock with respect to dividends or upon our dissolution, winding-up and liquidation and other terms. If we issue preferred stock in the future that has a preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution, or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of shares of the Series F Preferred Stock and our common stock or the market price of the Series F Preferred Stock and our common stock could be adversely affected. See “Description of Securities to be Registered”.

Future issuances of equity or debt securities by us may adversely affect the market price of our common stock.

Our authorized share capital consists of 150.0 million shares of common stock. As of June 16, 2023, we had an aggregate of approximately 120.3 million shares of common stock authorized but unissued, giving effect to the exercise or conversion, as applicable, of the securities issued in the Private Placement and outstanding awards, assuming all of the shares of Series F Preferred Stock are converted into common stock at the Conversion Price, all of the Preferred Warrants are exercised in full and the underlying shares of Series F Preferred Stock are converted into common stock at the Conversion Price and all of the Common Warrants issued in the Private Placement are exercised. Additionally, depending on the trading prices of our common stock, we may need to issue more or fewer shares of common stock in connection with the exercise of the Warrants. If we do not have the shares of common stock available to issue in connection with such exercises, we will be required to provide the exercising holder a buy-in of cash.

In the future, we may attempt to obtain financing or to increase further our capital resources, or refinance existing obligations, by issuing additional shares of our common stock or offering debt or other equity securities, including commercial paper, medium-term notes, senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. Future acquisitions could require substantial additional capital in excess of cash from operations. There can be no guarantee that these offers to exchange will be successful. In addition, we also expect to issue additional shares in connection with exercise of our stock options under our incentive plans.

Issuing additional shares of our common stock or other equity securities or securities convertible into equity for financing or in connection with our incentive plans, acquisitions or otherwise may dilute the economic and voting rights of our existing shareholders or reduce the market price of our common stock or both. Upon liquidation, holders of our debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk that our future offerings may reduce the market price of our common stock and dilute their stockholdings in us.

The market price of our common stock could decline due to the large number of outstanding shares of our common stock that may become available for future sale.

Sales of substantial amounts of our common stock in the public market in future offerings, or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales could also make it more difficult for us to sell equity or equity-related securities in the future, at a time and price that we deem appropriate. In addition, the additional sale of our common stock by our officers or directors in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline.

We may issue shares of our common stock or other securities from time to time as consideration for, or to finance, future acquisitions, investments, debt-for-equity exchanges or for other capital needs. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our common stock. If any such acquisition or investment is significant, the number of shares of common stock or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial and may result in additional dilution to our shareholders. We may also grant registration rights covering shares of our common stock or other securities that we may issue in connection with any such acquisitions and investments.

There is no public market for the Series F Preferred Stock.

There is no established public trading market for the Series F Preferred Stock, and we do not expect a market to develop. In addition, we do not intend to apply to list the Series F Preferred Stock on any securities exchange or nationally recognized trading system, including Nasdaq. Without an active market, the liquidity of the Series F Preferred Stock will be limited.

You will have no rights with respect to our common stock until the Series F Preferred Stock is converted, but you may be adversely affected by certain changes made with respect to our common stock.

Holders of our Series F Preferred Stock will have no rights with respect to our common stock, including voting rights, rights to respond to common stock tender offers, if any, and rights to receive dividends or other distributions on shares of our common stock, if any (other than through a conversion rate adjustment), prior to the conversion date with respect to a conversion of the Series F Preferred Stock, but your investment in the Series F Preferred Stock may be negatively affected by these events. Upon conversion, you will be entitled to exercise the rights of a holder of shares of our common stock only as to matters for which the record date occurs on or after the conversion date. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to the conversion date, you will not be entitled to vote on the amendment (unless it would adversely affect the special rights, preferences, privileges and voting powers of the Series F Preferred Stock), although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock, even if your Series F Preferred Stock has been converted into shares of our common stock prior to the effective date of such change.

Holders may have to pay taxes if we adjust the conversion ratio of the Series F Preferred Stock in certain circumstances, even though holders would not receive any cash.

Upon certain adjustments to (or certain failures to make adjustments to) the conversion ratio of the Series F Preferred Stock, holders may be deemed to have received a dividend distribution from us, resulting in taxable income to them for U.S. federal income tax purposes, even though holders would not receive any cash in connection with such adjustment to (or failure to adjust) the conversion ratio. If you are a non-U.S. holder of the Series F Preferred Stock, any deemed dividend distribution may be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable treaty. Please consult your tax advisor regarding the U.S. federal income tax consequences of an adjustment to the conversion ratio of the Series F Preferred Stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that are considered forward-looking statements within the meaning of Section 27A of the Securities Act, and its rules and regulations, and Section 21E of the Securities Exchange Act of 1934, as amended, and its rules and regulations (the “Exchange Act”). These forward-looking statements include, but are not limited to, statements about the plans, objectives, expectations and intentions of Oblong. All statements other than statements of current or historical fact contained or incorporated by reference in this prospectus, including statements regarding Oblong’s future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” and similar expressions, as they relate to Oblong, are intended to identify forward-looking statements. These statements are based on Oblong’s current plans, and Oblong’s actual future activities and results of operations may be materially different from those set forth in the forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the statements made. Any or all of the forward-looking statements in or incorporated by reference into this prospectus may turn out to be inaccurate. Oblong has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. The forward-looking statements can be affected by inaccurate assumptions or by known or unknown risks, uncertainties and assumptions. There are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including our plans, objectives, expectations and intentions and other factors that are discussed under the section entitled “Part I. Item 1A. Risk Factors” and in our consolidated financial statements and the footnotes thereto for the fiscal year ended December 31, 2022, each included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC on March 21, 2023 and in our Quarterly Report on Form 10-Q for the period ended March 31, 2023 filed with the SEC on May 10, 2023. Oblong undertakes no obligation to publicly revise these forward-looking statements to reflect events occurring after the date hereof. All subsequent written and oral forward-looking statements attributable to Oblong or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained in this prospectus. Forward-looking statements in this prospectus include, among other things, statements relating to: our ability to meet commercial commitments; our expectations and estimates relating to customer attrition, the future exercise of warrants, demand for our product offerings, sales cycles, future revenues, expenses, capital expenditures and cash flows; our ability to develop and launch new product offerings; evolution of our customer solutions and our service platforms; our ability to fund operations and continue as a going concern; expectations regarding adjustments to our cost of revenue and other operating expenses; our ability to finance investments in product development and sales and marketing; our ability to raise capital through sales of additional equity or debt securities and/or loans from financial institutions; our ability to carry out future registrations of shares issued in the Private Placement; our beliefs about the ongoing performance and success of our Managed Service business; statements relating to market need and evolution of the industry, our solutions and our service platforms; adequacy of our internal controls. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, those summarized below:

●	the continued impact of the coronavirus pandemic on our business, including its impact on our customers and other business partners, our ability to conduct operations in the ordinary course, and our ability to obtain capital financing important to our ability to continue as a going concern;

●	our ability to continue as a going concern;

●	our ability to raise capital in one or more debt and/or equity offerings in order to fund operations or any growth initiatives;

●	customer acceptance and demand for our video collaboration services and network applications;

●	our ability to launch new products and offerings and to sell our solutions;

●	our ability to compete effectively in the video collaboration services and network services businesses;

●	the ongoing performance and success of our Managed Services business;

●	our ability to maintain and protect our proprietary rights;

●	our ability to withstand industry consolidation;

●	our ability to adapt to changes in industry structure and market conditions;

●	actions by our competitors, including price reductions for their competitive services;

●	the quality and reliability of our products and services;

●	the prices for our products and services and changes to our pricing model;

●	the success of our sales and marketing approach and efforts, and our ability to grow revenue;

●	customer renewal and retention rates;

●	risks related to the concentration of our customers and the degree to which our sales, now or in the future, depend on certain large client relationships;

●	increases in material, labor or other manufacturing-related costs;

●	changes in our go-to-market cost structure;

●	inventory management and our reliance on our supply chain;

●	our ability to attract and retain highly skilled personnel;

●	our reliance on open-source software and technology;

●	potential federal and state regulatory actions;

●	our ability to innovate technologically, and, in particular, our ability to develop next generation Oblong technology;

●	our ability to satisfy the standards for continued listing of our common stock on the Nasdaq Capital Market;

●	changes in our capital structure and/or stockholder mix;

●	the costs, disruption, and diversion of management’s attention associated with campaigns commenced by activist investors; and

●	our management’s ability to execute its plans, strategies and objectives for future operations.

USE OF PROCEEDS

This prospectus relates to shares of our Series F Preferred Stock and common stock that may be offered and sold from time to time by the Selling Stockholders. There will be no proceeds to us from the sale of the shares in this offering. In the event the Preferred Warrants are exercised for cash, we will receive up to approximately $31.9 million, assuming the initial exercise prices of the Preferred Warrants are not adjusted pursuant to their terms. We will use the proceeds received from the exercise of the Preferred Warrants, if any, for general corporate purposes.

SELLING STOCKHOLDERS

The shares of Series F Preferred Stock being offered by the selling stockholders are those previously issued to the selling stockholders and those issuable to the selling stockholders upon exercise of the Preferred Warrants. The shares of common stock being offered by the selling stockholders are those issuable to the selling stockholders upon the conversion of the Series F Preferred Stock. We are registering the resale of the shares of Series F Preferred Stock and the shares of common stock issuable upon conversion of the Series F Preferred Stock in order to permit the selling stockholders to offer the shares for resale from time to time. We intend to register in a registration statement to be filed at a later time, the shares of common stock issuable upon exercise of the Common Warrants and the portion of the Conversion Shares not registered under this registration statement. Except for the ownership of our securities issued pursuant to the Purchase Agreement, the selling stockholders have not had any material relationship with us within the past three years.

The first table below lists the selling stockholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of the shares of Series F Preferred Stock held by each of the selling stockholders. The second column lists the number of shares of Series F Preferred Stock beneficially owned by the selling stockholders, based on their respective ownership of Series F Preferred Stock and Preferred Warrants, as of May 19, 2023, assuming exercise of the Preferred Warrants held by each such selling stockholder on that date. The third column lists the shares of Series F Preferred Stock being offered by this prospectus by the selling stockholders. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

The second table below lists the selling stockholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of the shares of common stock held by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by the selling stockholders, based on their respective ownership of shares of common stock, Preferred Shares and Preferred Warrants, as of May 19, 2023, assuming conversion of the Series F Preferred Stock but taking account of any limitations on conversion in the certificate of designations and limitations on exercise set forth in the Common Warrants, and assuming exercise of the Preferred Warrants held by each such selling stockholder as of that date. The third column lists the shares of common stock being offered by this prospectus by the selling stockholders and does not take in account any limitations on the conversion of the Series F Preferred Stock set forth in the Certificate of Designations. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

In accordance with the terms of the Registration Rights Agreement with the holders of the Preferred Shares, this prospectus generally covers the resale of 100% of the maximum number of Preferred Shares issued and shares of Series F Preferred Stock issuable pursuant to the terms of the Preferred Warrants and 12,000,000 of Conversion Shares. As noted above, we intend to register in a registration statement to be filed at a later time, the shares of common stock issuable upon exercise of the Common Warrants and the portion of the Conversion Shares not registered under this registration statement.

Under the terms of the Preferred Shares, a selling stockholder may not convert the Preferred Shares to the extent (but only to the extent) such selling stockholder or any of its affiliates would beneficially own a number of shares of our common stock which would exceed 4.99% of the outstanding shares of the Company. The number of shares of common stock in the second column in the second table reflects these limitations. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Stockholder(1)	Number of Shares of Preferred Stock Owned Prior to Offering (1)		Maximum Number of Shares of Preferred Stock to be Sold Pursuant to this Prospectus (2)		Number of Shares of Preferred Stock of Owned After Offering	Beneficial Ownership of Preferred Stock After Offering

Iroquois Master Fund Ltd. (5)	4,050	(17)	4,050	(17)	0	—
Iroquois Capital Investment Group LLC (6)	7,950	(18)	7,950	(18)	0	—
Five Narrow Lane LP (7)	3,000	(19)	3,000	(19)	0	—
Anson Investments Master Fund LP (8)	3,000	(19)	3,000	(19)	0	—
The Hewlett Fund, LP (9)	6,000	(20)	6,000	(20)	0	—
Brio Capital Master Fund, Ltd. (10)	4,500	(21)	4,500	(21)	0	—
Kingsbrook Opportunities Master Fund LP (11)	1,500	(22)	1,500	(22)	0	—
Boothbay Absolute Return Strategies, LP (12)	1,987	(23)	1,987	(23)	0	—
Boothbay Diversified Alpha Master Fund LP (13)	1,013	(24)	1,013	(24)	0	—
3i, LP (14)	1,500	(22)	1,500	(22)	0	—
Richard Molinsky	600	(25)	600	(25)	0	—
Gregory Castaldo	1,020	(26)	1,020	(26)	0	—
Andrew Arno	600	(25)	600	(25)	0	—
James Satloff	600	(25)	600	(25)	0	—
Satloff Family Trust dtd 3/25/93 (15)	600	(25)	600	(25)	0	—
Trust f/b/o Theodore Jean Satloff Trust dtd 8/7/96 (15)	600	(25)	600	(25)	0	—
Trust f/b/o Dustin Nathaniel Satloff Trust dtd 6/1/93 (15)	600	(25)	600	(25)	0	—
R Investments LLC (16)	180	(27)	180	(27)	0	—

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering (1) (3)		Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus (2)	Number of Shares of Common Stock of Owned After Offering (3)		Beneficial Ownership of Common Stock After Offering (4)

Iroquois Master Fund Ltd. (5)	2,418,731	(28)	1,236,641	1,182,090	(28)	4.99%
Iroquois Capital Investment Group LLC (6)	4,679,123	(29)	2,427,481	2,251,865	(29)	4.99%
Five Narrow Lane LP (7)	1,754,386		916,031	838,355		4.99%
Anson Investments Master Fund LP (8)	1,754,386		916,031	838,355		4.99%
The Hewlett Fund, LP (9)	3,515,439	(30)	1,832,061	1,683,378	(30)	4.99%
Brio Capital Master Fund, Ltd. (10)	2,651,579	(31)	1,374,046	1,277,533	(31)	4.99%
Kingsbrook Opportunities Master Fund LP (11)	877,193		458,015	419,178		4.99%
Boothbay Absolute Return Strategies, LP (12)	1,162,105		606,779	555,327		4.99%
Boothbay Diversified Alpha Master Fund LP (13)	592,281		309,252	283,029		4.99%
3i, LP (14)	877,193		458,015	419,178		4.99%
Richard Molinsky	357,228	(32)	183,206	174,022	(32)	4.99%
Gregory Castaldo	605,658	(33)	311,450	294,208	(33)	4.99%
Andrew Arno	350,877		183,206	167,671		4.99%
James Satloff	350,877		183,206	167,671		4.99%
Satloff Family Trust dtd 3/25/93 (15)	350,877		183,206	167,671		4.99%
Trust f/b/o Theodore Jean Satloff Trust dtd 8/7/96 (15)	350,877		183,206	167,671		4.99%
Trust f/b/o Dustin Nathaniel Satloff Trust dtd 6/1/93 (15)	350,877		183,206	167,671		4.99%
R Investments LLC (16)	112,764	(34)	54,962	57,802	(34)	2.24%

(1)	This table and the information in the notes below are based upon information supplied by the selling stockholders and upon 6,550 shares of Series F Preferred Stock and 2,582,341 shares of common stock issued and outstanding as of June 16, 2023 (prior to any issuance of any shares of common stock issuable upon conversion of the Preferred Shares and exercise of the Preferred Warrants). Except as expressly noted in the footnotes below, beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. The amounts set forth in this column do not reflect the application of the 4.99% beneficial ownership limitation contained in the certificate of designations and Preferred Warrants. Accordingly, the number of shares deemed beneficially owned by the selling stockholders under Regulation 13D-G of the Securities Exchange Act of 1934 is lower than what is reflected above in the selling stockholder table.

In accordance with the terms of the Registration Rights Agreement with the holders of the Preferred Shares, this prospectus generally covers the resale of (i) 100% of the maximum number of Preferred Shares issued and issuable pursuant to the terms of the Preferred Warrants and (ii) 12,000,000 Conversion Shares. In accordance with the Registration Rights Agreement, we are required to register up to 140,759,312 shares of Common Stock issuable upon the conversion of shares of Series F Preferred Stock, representing the convertible amount of Common Stock if the conversion price is the floor price of $0.2792 and not taking into account any limitations on the conversion of the Series F Preferred Stock, no later than August 16, 2023.

(2)	Assumes the maximum number of shares to be sold in this offering are sold, but does not reflect the application of the 4.99% ownership limitation to which such investors are subject.

(3)	Assumes the maximum number of shares to be sold in this offering are sold, but does not reflect the application of the 4.99% ownership limitation to which such investors are subject. Unless otherwise specifically noted, share counts in this column exclusively consist of shares of Common Stock issuable upon the conversion of Series F Preferred Stock at the designated exercise price of $1.71.

(4)	Assumes the maximum number of shares to be sold in this offering are sold. “Beneficial ownership” is a term broadly defined by the SEC in Rule 13d-3 under the Exchange Act and includes more than typical forms of stock ownership, that is, stock held in the person’s name. The term also includes what is referred to as “indirect ownership,” meaning ownership of shares as to which a person has or shares investment or voting power. For purposes of this table, shares not outstanding that are subject to options, warrants, rights or conversion privileges exercisable within 60 days of May 19, 2023 are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but not deemed outstanding for the purpose of calculating the percentage owned by each other person listed.

Under the terms of the Certificate of Designation of the Series F Preferred Stock, a holder will not be entitled to convert any shares of Series F Preferred Stock, if, upon giving effect to such conversion, the aggregate number of shares of Common Stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to the conversion. Accordingly, notwithstanding the number of shares of Common Stock listed above as being beneficially owned by each of the holders, each of the holders disclaim beneficial ownership of the shares of Common Stock issuable upon conversion of all of shares of Series F Preferred Stock to the extent the number of shares of Common Stock beneficially owned by each of the such investor and any other person or entities with which their respective beneficial ownership would be aggregated for purposes of Section 13(d) of the Exchange Act would exceed 4.99% of the total number of shares of Common Stock outstanding.

(5)	Iroquois Capital Management LLC is the investment manager of Iroquois Master Fund, Ltd. Iroquois Capital Management, LLC has voting control and investment discretion over securities held by Iroquois Master Fund. As Managing Members of Iroquois Capital Management, LLC, Richard Abbe and Kimberly Page make voting and investment decisions on behalf of Iroquois Capital Management, LLC in its capacity as investment manager to Iroquois Master Fund Ltd. As a result of the foregoing, Mr. Abbe and Mrs. Page may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities held by Iroquois Capital Management and Iroquois Master Fund.

(6)	Richard Abbe is the managing member of Iroquois Capital Investment Group LLC. Mr. Abbe has voting control and investment discretion over securities held by Iroquois Capital Investment Group LLC. As such, Mr. Abbe may be deemed to be the beneficial owner (as determined under Section 13(d) of the Exchange Act) of the securities held by Iroquois Capital Investment Group LLC.

(7)	Mssrs. Arie Rabinowitz and Joe Hammer have voting and investment control over the securities held by Five Narrow Lane LP.

(8)	Anson Advisors Inc. and Anson Funds Management LP, the Co-Investment Advisers of Anson Investments Master Fund LP, hold voting and dispositive power over the shares held by Anson Investments Master Fund LP. Bruce Winson is the managing member of Anson Management GP LLC, which is the general partner of Anson Funds Management LP. Moez Kassam and Amin Nathoo are directors of Anson Advisors Inc. Mr. Winson, Mr. Kassam and Mr. Nathoo each disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.

(9)	Mr. Martin Chopp has voting and investment control over the securities held by The Hewlett Fund LP.

(10)	Shaye Hirsch, as Director of Brio Capital Master Fund Ltd., has the power to vote and dispose of the shares held by Brio Capital Master Fund Ltd. and may be deemed to be a beneficial owner of these shares.

(11)	Kingsbrook Partners LP (“Kingsbrook Partners”) is the investment manager of Kingsbrook Opportunities Master Fund LP (“Kingsbrook Opportunities”) and consequently has voting control and investment discretion over securities held by Kingsbrook Opportunities. Kingsbrook Opportunities GP LLC (“Opportunities GP”) is the general partner of Kingsbrook Opportunities and may be considered the beneficial owner of any securities deemed to be beneficially owned by Kingsbrook Opportunities. KB GP LLC (“GP LLC”) is the general partner of Kingsbrook Partners and may be considered the beneficial owner of any securities deemed to be beneficially owned by Kingsbrook Partners. Ari J. Storch, Adam J. Chill and Scott M. Wallace are the sole managing members of Opportunities GP and GP LLC and as a result may be considered beneficial owners of any securities deemed beneficially owned by Opportunities GP and GP LLC. Each of Kingsbrook Partners, Opportunities GP, GP LLC and Messrs. Storch, Chill and Wallace disclaim beneficial ownership of these securities.

(12)	Boothbay Absolute Return Strategies, LP, a Delaware limited partnership ( “BBARS”), is managed by Boothbay Fund Management, LLC, a Delaware limited liability company (“Boothbay”). Boothbay, in its capacity as the investment manager of BBARS, has the power to vote and the power to direct the disposition of all securities held by BBARS. Ari Glass is the Managing Member of Boothbay. Each of BBARS, Boothbay and Mr. Glass disclaim beneficial ownership of these securities, except to the extent of any pecuniary interest therein.

(13)	Boothbay Diversified Alpha Master Fund LP, a Cayman Islands limited partnership (“BBDAMS”), is managed by Boothbay. Boothbay, in its capacity as the investment manager of BBDAMS, has the power to vote and the power to direct the disposition of all securities held by BBDAMS. Ari Glass is the Managing Member of Boothbay. Each of BBDAMS, Boothbay and Mr. Glass disclaim beneficial ownership of these securities, except to the extent of any pecuniary interest therein.

(14)	Maier J. Tarlow is the manager of 3i Management LLC, which is the general partner of 3i, LP and in such capacity has the right to vote and dispose of the securities held by 3i, LP.

(15)	The controlling person of the selling securityholder is James Satloff, Trustee.

(16)	Scott A. Sampson, as Managing Member of R Investments LLC, has the power to vote and dispose of the shares held by R Investments LLC and may be deemed to be a beneficial owner of these shares.

(17)	Includes 3,375 shares of Series F Preferred Stock issuable upon exercise of Preferred Warrants.

(18)	Includes 6,625 shares of Series F Preferred Stock issuable upon exercise of Preferred Warrants.

(19)	Includes 2,500 shares of Series F Preferred Stock issuable upon exercise of Preferred Warrants.

(20)	Includes 5,000 shares of Series F Preferred Stock issuable upon exercise of Preferred Warrants.

(21)	Includes 3,750 shares of Series F Preferred Stock issuable upon exercise of Preferred Warrants.

(22)	Includes 1,250 shares of Series F Preferred Stock issuable upon exercise of Preferred Warrants.

(23)	Includes 1,656 shares of Series F Preferred Stock issuable upon exercise of Preferred Warrants.

(24)	Includes 844 shares of Series F Preferred Stock issuable upon exercise of Preferred Warrants.

(25)	Includes 500 shares of Series F Preferred Stock issuable upon exercise of Preferred Warrants.

(26)	Includes 850 shares of Series F Preferred Stock issuable upon exercise of Preferred Warrants.

(27)	Includes 150 shares of Series F Preferred Stock issuable upon exercise of Preferred Warrants.

(28)	Includes 50,310 shares of Common Stock held by the investor.

(29)	Includes 30,223 shares of Common Stock held by the investor.

(30)	Includes 6,667 shares of Common Stock held by the investor.

(31)	Includes 20,000 shares of Common Stock held by the investor.

(32)	Includes (i) 1,851 shares of Common Stock held jointly with Mr. Molinsky’s spouse and (ii) 4,500 shares of Common Stock by the investor.

(33)	Includes 9,167 shares of Common Stock held directly by the investor.

(34)	Includes 7,501 shares of Common Stock held directly by the investor.

PLAN OF DISTRIBUTION

We are registering the shares of Series F Preferred Stock, including those outstanding and issuable upon exercise of the Preferred Warrants and 12,000,000 of the shares of common stock issuable upon conversion of the Series F Preferred Stock to permit the resale of these shares of Series F Preferred Stock and common stock by the holders of the Series F Preferred Stock and Preferred Warrants, from time to time after the date of this prospectus. We will receive proceeds from the exercise of any Preferred Warrants. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of Series F Preferred Stock or common stock. We will bear all fees and expenses incident to our obligation to register the shares of Series F Preferred Stock and common stock.

The selling stockholders may sell all or a portion of the shares of Series F Preferred Stock and common stock registered under this registration statement held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of Series F Preferred Stock or common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of Series F Preferred Stock and common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales made after the date the Registration Statement is declared effective by the SEC;

●	broker-dealers may agree with a selling security holder to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares of Series F Preferred Stock and common stock under Rule 144 promulgated under the Securities Act of 1933, as amended, if available, rather than under this prospectus. In addition, the selling stockholders may transfer the shares of Series F Preferred Stock and common stock by other means not described in this prospectus. If the selling stockholders effect such transactions by selling shares of Series F Preferred Stock or common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of Series F Preferred Stock or common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of Series F Preferred Stock or common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of Series F Preferred Stock or common stock in the course of hedging in positions they assume. If the Company elects to waive, in whole or in part, the restrictions on short sales by one or more selling stockholders in the Purchase Agreement, the selling stockholders would be permitted to also sell shares of Series F Preferred Stock or common stock short and deliver shares of Series F Preferred Stock or common stock, as applicable, covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of Series F Preferred Stock or common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the Series F Preferred Stock, Preferred Warrants, or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Series F Preferred Stock or common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of Series F Preferred Stock or common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the selling stockholders and any broker-dealer participating in the distribution of the shares of Series F Preferred Stock or common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of Series F Preferred Stock or common stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the shares of Series F Preferred Stock and common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Series F Preferred Stock or common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of Series F Preferred Stock or common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Series F Preferred Stock or common stock by the selling stockholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of Series F Preferred Stock or common stock. All of the foregoing may affect the marketability of the shares of Series F Preferred Stock or common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Series F Preferred Stock or common stock.

We will pay all expenses of the registration of the shares of Series F Preferred Stock and common stock pursuant to the registration rights agreement, estimated to be $1,465.40 in total, including, without limitation, SEC filing fees, expenses of compliance with state securities or “blue sky” laws and the reimbursement of up to $10,000 of fees of legal counsel to one of the selling stockholders; provided, however, a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act in accordance with the registration rights agreements or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreements or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of Series F Preferred Stock and common stock will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF SECURITIES TO BE REGISTERED

The following summary description of the capital stock of the Company is based on the applicable provisions of the General Corporation Law of the State of Delaware, or DGCL, and on the provisions of our certificate of incorporation, as amended, and our amended and restated bylaws, and is qualified entirely by reference to the applicable provisions of the DGCL, our certificate of incorporation, and our bylaws, copies of which have been filed with the SEC. For information on how to obtain copies of such documents, please refer to the heading “Where You Can Find More Information” in this prospectus.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. There are no cumulative voting rights, so the holders of a majority of the outstanding shares have the ability to elect all of the directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and shares of common stock to be issued upon any exercise of Warrants or conversion of any Series F Preferred Stock will be fully paid and nonassessable.

As of June 16, 2023, of the 150,000,000 shares of common stock currently authorized, there are approximately 2,582,341 shares of common stock issued and outstanding and an aggregate of 26,812,869 additional shares reserved for issuance in connection with (i) 3,830,409 shares of common stock issuable upon conversion of the Preferred Shares at the Conversion Price, (ii) 19,152,047 shares of common stock issuable upon exercise of the Warrant Preferred Shares with conversion of the Series F Preferred Stock into common stock at the Conversion Price, and (iii) 3,830,413 shares of common stock issuable upon exercise of the Common Warrants. Additionally, there are an aggregate of approximately 317,436 additional shares reserved for issuance in connection with (i) awards outstanding to acquire approximately 10,000 shares of common stock, which include awards issued under our Oblong, Inc. 2019 Equity Incentive Plan (the “2019 Equity Incentive Plan”), (ii) 3 shares of common stock reserved for issuance in connection with future awards under our 2019 Equity Incentive Plan, (iii) 750 shares of common stock issuable upon exercise warrants issued in a private placement in June 2021, (iv) 250 shares of common stock issuable upon exercise of the warrants issued in a registered offering in June 2021 and (v) 306,433 shares of common stock issuable upon exercise of warrants issued to the Placement Agent for the Private Placement.

Preferred Stock

Our board of directors has the authority, without action by our stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more series, and to fix for each series voting rights, if any, designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions as provided in a resolution or resolutions adopted by our board of directors. As of June 16, 2023, 6,550 shares of preferred stock are outstanding. Prior to the issuance of shares of each series, our board of directors is required by the DGCL and our certificate of incorporation, as amended, to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Delaware. The certificate of designation fixes for each class or series the designations, powers, preferences, rights, qualifications, limitations and restrictions, which may include, among other terms, one or more of the following:

●	the number of shares constituting each class or series;

●	voting rights;

●	rights and terms of redemption, including sinking fund provisions;

●	dividend rights and rates;

●	dissolution;

●	terms concerning the distribution of assets;

●	conversion or exchange terms;

●	redemption prices; and

●	liquidation preferences.

Series F Preferred Stock

The following are the principal terms of the Series F Preferred Stock, a newly designated and issued series of preferred stock pursuant to the action of the board of directors on March 30, 2023 The following description is a summary of the material terms of the Series F Preferred Stock and the Certificate of Designations. It does not purport to be complete and is qualified in all respects by the terms of the Certificate of Designations, which is attached to this prospectus supplement as Annex A. We urge you to read the Certificate of Designations because it, and not this description, defines the rights of holders of Series F Preferred Stock.

General

Pursuant to the Certificate of Designations, the Company has authorized 42,000 shares of Series F Preferred Stock, par value $0.0001. At the consummation of the Private Placement, we have issued 6,550 shares of our Series F Preferred Stock and reserved 32,750 shares of our Series F Preferred Stock for issuance upon exercise of the Preferred Warrants. When issued, the Series F Preferred Stock, and any common stock issued upon the conversion of the Series F Preferred Stock, will be validly issued, fully paid and non-assessable.

Ranking

The Series F Preferred Stock, with respect to the payment of dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company, ranks senior to all capital stock of the Company, except to the extent the holders of at least a majority of the outstanding Series F Preferred Stock expressly consent to the creation of a Parity Stock or Senior Preferred Stock. “Parity Stock” means of pari passu rank to the Series F Preferred Stock in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company. “Senior Preferred Stock” means of senior rank to the Series F Preferred Stock in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company.

Dividends

The holders of Series F Preferred Stock will be entitled to dividends at a dividend rate of 9% per annum, and such dividends will be computed on the basis of a 360-day year and twelve 30-day months, and at the Company’s election, shall be payable in arrears quarterly on each Dividend Date (as defined in the Certificate of Designations).

Dividends on the Series F Preferred Stock will accrue at the dividend rate of 9% per annum. From and after the occurrence of any Triggering Event (as defined in the Certificate of Designations) or certain other specified events, the dividend rate of 9% per annum will automatically be increased to the lesser of 20% per annum or the maximum permitted under applicable law (the “Default Rate”).

Triggering Events

The Certificate of Designations includes certain Triggering Events, including, among other things, (i) the failure to file and maintain an effective registration statement covering the sale of the holder’s securities registrable pursuant to the Registration Rights Agreement, (ii) the failure to pay any amounts due to the holders of the Preferred Shares when due, and (iii) if Peter Holst ceases to be the chief executive officer of the Company other than because of his death and a qualified replacement, reasonably acceptable to a majority of the holders of the Preferred Shares, is not appointed within thirty (30) business days. In connection with a Triggering Event, the Default Rate is triggered. The Default Rate is also triggered in the event that we are unable to issue shares of common stock in connection with a conversion of the Series F Preferred Stock.

Conversion Rights

The Series F Preferred Stock is convertible into common stock, which converted shares of common stock are referred to as “Conversion Shares” in this prospectus supplement, at the option of the holder at any time from time to time after the date of issuance thereof. The conversion rate, subject to adjustment as set forth in the Certificate of Designations, is determined by dividing the Conversion Amount by $1.71, or the “Conversion Price”. “Conversion Amount” means, with respect to each share of Series F Preferred Stock, the sum of (A) the Stated Value plus (B) the Additional Amount thereon, plus (C) any accrued and unpaid late charges. “Stated Value” means, with respect to any given Preferred Share, the sum of (x) $1,000 per Preferred Share, and (y) the aggregate amount of any Capitalized Dividends per such Preferred Share, in each case, subject to adjustment for stock splits, stock dividends, recapitalizations, reorganizations, reclassifications, combinations, subdivisions or other similar events occurring after the initial issuance date with respect to the Preferred Shares. “Additional Amount” means, as of the applicable date of determination, with respect to each Preferred Share, all declared and unpaid dividends on such Preferred Share and any other unpaid amounts then due and payable hereunder with respect to such Preferred Share. If a selling stockholder delivers notice to the Company that it would like to convert all, or any number of Preferred Shares into common stock, it may elect to use the Alternate Conversion Price. “Alternate Conversion Price” means the price that is the lower of (i) 80% of the applicable Conversion Price as in effect on the applicable Conversion Date (as defined in the Certificate of Designations), (ii) 80% of the Closing Sale Price (as defined in the Certificate of Designations) on the Trading Day (as defined in the Certificate of Designations) immediately preceding the delivery or deemed delivery of the applicable Conversion Notice (as defined in the Certificate of Designations), and (iii) the greater of (x) the Floor Price and (y) the quotient of (I) the sum of the five lowest Closing Bid Prices for Trading Days in the thirty consecutive Trading Day period ending and including the Trading Day immediately preceding the delivery or deemed delivery of the applicable Conversion Notice, divided by (II) five.

Beneficial Ownership Limitation

The Series F Preferred Stock cannot be converted into common stock if the holder and its affiliates would beneficially own more than 4.99% of the outstanding common stock. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon notice to us, provided that any increase in this limitation will not be effective until 61 days after such notice from the holder to us and such increase or decrease will apply only to the holder providing notice.

Voting Rights

Holders of Preferred Shares shall have no voting rights, except as required by law (including without limitation, pursuant to applicable law) and as expressly provided in this Certificate of Designations. To the extent that under applicable law, the vote of the holders of the Preferred Shares, voting separately as a class or series, as applicable, is required to authorize a given action of the Company, the affirmative vote or consent of at least a majority of the outstanding Preferred Shares, voting together in the aggregate and not in separate series unless required under applicable law, represented at a duly held meeting at which a quorum is presented or by written consent of at least a majority out the outstanding Preferred Shares (except as otherwise may be required under applicable law), voting together in the aggregate and not in separate series unless required under applicable law, shall constitute the approval of such action by both the class or the series, as applicable.

Adjustment of Conversion Price upon Subdivision or Combination of Common Stock

The Conversion Price is subject to customary adjustments for stock dividends, stock combinations, stock splits, reclassifications and the like, and subject to price-based adjustment, on a full ratchet basis, in the event of any issuances of common stock, or securities convertible, exercisable or exchangeable for common stock, at a price below the then-applicable Conversion Price (subject to certain exceptions).

Covenants

The Company is subject to standard covenants, including, but not limited to, (i) using reasonable best efforts to satisfy the covenants and conditions under the Purchase Agreement, (ii) filing a Form D with respect to the Private Placement and making any Blue Sky filings, as applicable, (iii) maintaining reporting status while until all selling stockholders have sold their securities, (iv) using proceeds from the Private Placement for general corporate purposes, (v) making all SEC reports and financial statements available to the selling stockholders and (vi) maintaining listing on Nasdaq Capital Market.

Additionally, the Company will not, and will cause its subsidiaries to not, redeem, repurchase or declare any dividend or distribution on any of its capital stock (other than as required under the Certificate of Designations).

In addition, the Company will not, without the prior written consent of at least a majority of the outstanding Preferred Shares, issue any Preferred Shares or issue any other securities that would cause a breach or default under the Certificate of Designations, the Preferred Warrants or Common Warrants.

Voluntary Adjustment by the Company

The Company may, with the prior written consent of the required number of Series F Preferred Stock holders, reduce the Conversion Price to any amount and for any period of time deemed appropriate by the Board.

Reservation Requirements

So long as any Series F Preferred Stock remains outstanding, the Company shall at all times reserve at least 100% of the number of shares of common stock as shall from time to time be necessary to effect the conversion of all Series F Preferred Stock then outstanding.

Warrants

The selling stockholders may, from time to time, offer and resell under this prospectus up to 32,750 shares of our Series F Preferred Stock issuable upon the exercise of the Preferred Warrants following March 31, 2023.

Preferred Warrants

The Preferred Warrants are exercisable for shares of our Series F Preferred Stock at an exercise price of $975. The exercise price is subject to customary adjustments for stock dividends, stock combinations, stock splits, recapitalizations and the like, and subject to price-based adjustment, on a full ratchet basis, in the event of any issuances of common stock, or securities convertible, exercisable or exchangeable for common stock, at a price below the then-applicable exercise price (subject to certain exceptions). The Preferred Warrants are exercisable at any time on or after the date of issuance, expire three years from the closing date of the Purchase Agreement and are exercisable for cash. For each Preferred Warrant exercised, the Investor shall receive Common Warrants to purchase a number of shares of common stock equal to 100% of the number of shares of common stock the Investor would receive if the Preferred Shares issuable upon exercise of such Warrant were converted at the applicable Conversion Price.

Anti-Takeover Effect

Provisions of our certificate of incorporation and bylaws could make the acquisition of our Company through a tender offer, a proxy contest or other means more difficult and could make the removal of incumbent officers and directors more difficult. We expect these provisions to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our Company to first negotiate with our board of directors. We believe that the benefits provided by our ability to negotiate with the proponent of an unfriendly or unsolicited proposal outweigh the disadvantages of discouraging these proposals. We believe the negotiation of an unfriendly or unsolicited proposal could result in an improvement of its terms.

Our certificate of incorporation authorizes the issuance of up to 5,000,000 shares of preferred stock, par value $0.0001 per share. Our board of directors has the authority, without the further approval of the stockholders, to issue and determine the rights and preference of any series of preferred stock. Our board of directors could issue one or more series of preferred stock with voting, conversion, dividend, liquidation or other rights that would adversely affect the voting power and ownership interest of holders of common stock. This authority may have the effect of deterring hostile takeovers, delaying or preventing change in control, and discouraging bids for our common stock at a premium over market price.

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors. Stockholders may also consider a proposal or nomination by a person who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our Secretary timely written notice, in proper form, of his or her intention to bring that business before the meeting. The bylaws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders. However, our bylaws may have the effect of precluding the conduct of business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our Company.

Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws. Our bylaws authorize the Chairman of our board of directors or a majority of our board of directors to call a special meeting of stockholders. Further, our certificate of incorporation and bylaws do not permit our stockholders to act by written consent. As a result, any action to be effected by our stockholders must be effected at a duly called annual or special meeting of the stockholders. Because our stockholders do not have the right to call a special meeting, stockholders could not force stockholder consideration of a proposal over the opposition of our board of directors by calling a special meeting of stockholders prior to such time as a majority of our board of directors believed or the Chairman of our board of directors believed the matter should be considered or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace the board also could be delayed until the next annual meeting.

Anti-takeover Effects of Delaware Law Provisions

Section 203 of the Delaware General Corporation Law contains provisions that may make the acquisition of control of us by means of a tender offer, open market purchase, proxy fight or otherwise, more difficult. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Section 203 defines a “business combination” as a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. Section 203 defines an “interested stockholder” as a person who, together with affiliates and associates, owns, or, in some cases, within three years prior, did own, 15 percent or more of the corporation’s voting stock. Under Section 203, a business combination between us and an interested stockholder is prohibited unless:

●	our Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder prior to the date the person attained the status;

●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors and also officers and issued employee stock plans, under which employee participants do not have the right to determine confidentiality whether shares held under the plan will be tendered in a tender or exchange offer; or

●	the business combination is approved by our Board of Directors on or subsequent to the date the person became an interested stockholder and authorized at an annual or special meeting of the stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Transfer Agent and Registrar

The Transfer Agent and Registrar for the common stock is American Stock Transfer & Trust Company, LLC, New York, New York.

Trading

Our common stock is traded on the Nasdaq Capital Market under the symbol “OBLG”.

LEGAL MATTERS

The validity of the issuance of the securities offered hereby will be passed upon for us by Arnold & Porter Kaye Scholer LLP, Denver, Colorado.

EXPERTS

The consolidated balance sheets of Oblong, Inc. (the “Company”) as of December 31, 2022 and 2021 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years then ended have been audited by EisnerAmper LLP, independent registered public accounting firm, as stated in their report which is incorporated herein by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 21, 2023. Such report includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern. Such financial statements have been incorporated herein by reference in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public from commercial document retrieval services and on the website maintained by the SEC at http://www.sec.gov. Reports, proxy statements and other information concerning us also may be inspected at the offices of the Financial Industry Regulatory Authority, Inc., Listing Section, 1735 K Street, Washington, D.C. 20006. You may also obtain free copies of the documents that we file with the SEC by going to the Investors section of our website, www.oblong.com. The information provided on our website is not part of this prospectus, and therefore is not incorporated herein by reference.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s internet website.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. You should read the information incorporated by reference because it is an important part of this prospectus. Any information incorporated by reference into this prospectus is considered to be part of this prospectus from the date we file that document. We incorporate by reference the following information or documents that we have filed with the SEC (Commission File No. 001-35376) which shall not include, in each case, documents, or information deemed to have been furnished and not filed in accordance with SEC rules:

●	our Current Reports on Form 8-K (File No. 001-35376), filed with the SEC on January 3, 2023, January 19, 2023, April 3, 2023, April 24, 2023, May 18, 2023 and May 30, 2023;

●	our Annual Report on Form 10-K (File No. 001-35376) for the year ended December 31, 2022, filed with the SEC on March 21, 2023;

●	our definitive proxy statement on Schedule 14A (File No. 001-35376), filed with the SEC on April 24, 2023;

●	our Quarterly Report on Form 10-Q (File No. 001-35376) for the three months ended March 31, 2023, filed with the SEC on May 10, 2023;

●	the description of our common stock set forth in our Registration Statement on Form 8-A12B filed with the SEC on February 11, 2021, and any amendment or report filed for the purpose of updating such description.

Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this prospectus or in a later filed document or other report that is incorporated or deemed to be incorporated herein by reference modifies or replaces such information.

We also incorporate by reference any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the initial registration statement and prior to effectiveness of the registration statement, and subsequent to effectiveness of the registration statement and prior to such time as we file a post-effective amendment that indicates the termination of the offering of the securities made by this prospectus. Information in such future filings updates and supplements the information provided in this prospectus. These documents include proxy statements and periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and, to the extent they are considered filed and except as described above, Current Reports on Form 8-K. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document we previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, at no cost to the requester, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits which are specifically incorporated by reference into such documents. If you would like to request documents from us, please send a request in writing or by telephone to us at the following address:

Oblong, Inc.

Corporate Secretary

25587 Conifer Road, Suite 105-231

Conifer, Colorado 80433

(303) 640-3838

Information on Our Website

Information on any Oblong website, any subsection, page, or other subdivision of any Oblong website, or any website linked to by content on any Oblong website, is not part of this prospectus and you should not rely on that information unless that information is also in this prospectus or incorporated by reference in this prospectus.

PROSPECTUS

Oblong, Inc.

6,550 SHARES OF SERIES F CONVERTIBLE PREFERRED STOCK

32,750 SHARES OF Series f Convertible Preferred Stock underlying Warrants to purchase Series f Convertible Preferred Stock

12,000,000 SHARES OF COMMON STOCK UNDERLYING SUCH SERIES F CONVERTIBLE PREFERRED STOCK

JUNE 20, 2023